Page 1 of 1         CONFIDENTIAL TREATMENT REQUESTED BY
GRAPHIC PACKAGING HOLDING COMPANY
PURSUANT TO 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED BY
GRAPHIC PACKAGING HOLDING COMPANY
PURSUANT TO 17 C.F.R. §200.83
SECTIONS MARKED WITH AN [*] OMIT CONFIDENTIAL INFORMATION DELIVERED TO
THE SEC’S DIVISION OF CORPORATION FINANCE IN AN UNREDACTED COPY OF THIS LETTER PURSUANT TO 17 C.F.R. §200.83

March 13, 2015

VIA FEDERAL EXPRESS AND EDGAR

Mr. Karl Hiller, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561

Re:    Graphic Packaging Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed on February 5, 2015
File No. 001-33988

Dear Mr. Hiller:

Graphic Packaging Holding Company (the “Company”) is hereby responding to the comments contained in your letter dated February 27, 2015 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “10-K”). The comments of the Staff are set forth in bold and italicized text below and the Company’s responses are set forth in plain text immediately beneath each comment.

Pursuant to 17 C.F.R. §200.83 and because of the commercially sensitive nature of certain information contained herein, we are requesting confidential treatment for selected portions of this letter. The version of this letter filed via EDGAR omits such confidential information. The omitted confidential information has been replaced in this letter filed via EDGAR with a placeholder identified by a bracketed asterisk [*]. A complete unredacted version of this letter will be provided to the Staff only in hard copy and not electronically as correspondence under the SEC’s EDGAR system. The Company has sent to the Staff and the Office of Freedom of Information and Privacy Act Operations a separate letter requesting that, pursuant to Rule 83 of the SEC’s Rules on Information and Requests [17 C.F.R. §200.83] (“Rule 83”), the omitted confidential

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information not be disclosed in response to any request made under the Freedom of Information Act or otherwise.

Form 10-K for the Fiscal Year Ended December 31, 2014

Financial Statements

General

1.
We note that you have not presented the disposition of your multi-wall bag business as discontinued operations. Explain to us how to you have applied the provisions FASB ASC Subtopic 205-20, as updated Accounting Standards Update (ASU) No. 2014-08, in determining how to present the disposed business. As part of your response, explain how you have evaluated whether the disposal represents a strategic shift that has (or will have) a major effect on your operations and financial results. In this regard, tell us whether you evaluated the economic characteristics of the disposed business as compared to the businesses retained. Additionally, tell us how you considered remarks by your chief executive officer in recent earnings calls which suggest that the disposition represents a major step in the transformation of your business.

Effective January 1, 2014, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2014-08, Reporting of Discontinued Operations and Disclosure of Disposals of Components of an Entity (“ASU 2014-08”). In connection with the adoption, the Company evaluated the accounting for the presentation of the disposition of the multi-wall bag business, which closed on June 30, 2014.

As required by ASU 2014-08:

•
A disposal of a component of an entity or a group of components is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.

•
Examples of a strategic shift that has (or will have) a major effect on an entity’s operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment or other major part of an entity.

The Company’s analysis focused on the evaluation of two key terms: “strategic” and “major.” Although the multi-wall bag business was considered a separate line of business from the paperboard packaging business and therefore its disposition was considered a strategic shift, the Company concluded that its disposition did not

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have and will not have a major effect on the Company’s ongoing operations and financial results as a result of the analysis summarized below.

The Company performed both a quantitative and qualitative analysis in determining whether the effect of the multi-wall bag business disposition was or would be considered major. The Company reviewed specific quantitative factors of the multi-wall bag business as compared to Company’s consolidated results and also evaluated certain qualitative considerations which the Company believes are meaningful to users of the consolidated financial statements. The table below summarizes the percentage of the multi-wall bag business in proportion to certain financial statement line items of the Company’s consolidated financial statements for the six month period ended June 30, 2014 and the year ended December 31, 2013.

Quantitative Considerations	June 30, 2014	December 31, 2013
As a percent of consolidated metrics:
Net Sales	10%	10%
Gross Margin	3%	3%
Income from Operations	-1%	0%
Depreciation & Amortization	7%	7%
Property, Plant & Equipment	6%	6%
Total Assets	5%	6%

ASU 2014-08 provides illustrative examples of strategic dispositions that have a major effect on an entity’s operations. The examples which resulted in a discontinued operations presentation because of a strategic shift all had financial metrics which were greater than 15% of the relevant financial metrics. The Company considered these examples and believes they supported that the disposition did not have a major impact, given the insignificance of the multi-wall bag business to the consolidated operations as outlined in the table above.

Because ASU 2014-08 does not define “major,” the Company also considered the 10 percent threshold of Regulation S-X Rule 1-02(w) with respect to the measure of a “significant subsidiary” as a basis to help evaluate the quantitative results.

The net sales metric is the only financial statement line item above that equals 10 percent. The Company’s management and stockholders primarily focus on income from operations adjusted for depreciation and amortization as the key financial metric. The multi-wall bag business represented -1% and 0% of income from operations for the periods ended June 30, 2014 and December 31, 2013, respectively and 3% of consolidated income from operations adjusted for depreciation and amortization for both the periods ended June 30 2014 and

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December 31, 2013. Accordingly, based on the quantitative metrics above, the Company concluded that the disposition of the multi-wall bag business did not and will not have a major quantitative effect on the Company’s historic or ongoing operations and related financial results.

The Company also considered the following qualitative factors in determining whether the disposition would have a major effect on the Company’s ongoing operations and financial results.

Qualitative Considerations
Will the sale of the multi-wall bag business impact the operations of any of the remaining operating segments of the Company?
The sale of the multi-wall bag business will not have an impact on any of the remaining operating segments, as it was a separate operating segment and did not use inputs from or provide outputs to other operating segments, except as noted below.

Will the sale of the multi-wall bag business have any direct or indirect financial impact on the remaining operating segments?
The only financial and operational impact is an arm’s length supply agreement between the purchaser of the multi-wall bag business and the Company to supply kraft paper through June 2016. The estimated annual revenue of the supply agreement is approximately $12 million.

Will the impact of not disclosing the sale of the multi-wall bag business as discontinued operations distort the consolidated financial results?
Since the multi-wall bag business was reported as a separate reportable segment after the segment was recast to exclude the one flexible packaging facility that was retained, the historical results of operations of the multi-wall bag business were disclosed. In addition, certain other disclosures required by ASU 2014-08 have been made.

Will the impact of not disclosing the sale of the multi-wall bag business as discontinued operations have any impact on compensation plans, compliance with debt covenants or in other ways interfere with any compliance or regulatory requirements?
There is no material impact to compensation plans or compliance with debt covenants and the required regulatory disclosures have been made.
Does the fact that the multi-wall bag business is a separate reportable segment have any impact on classification of the disposal of this business?	Reportable segments do not indicate that the segment is a major line of business or that the disposal of the segment is a strategic shift. The guidance for segment reporting differs from ASU 2014-08.

Previously, the Company has publicly stated that non-core businesses would be divested and the Company will focus its resources on the vertically-integrated

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paperboard mill and converting plant system. Other immaterial non-core divestitures in 2013 and 2014 have included flexible plastics, the uncoated recycled board mill, and the labels business. Although public comments have used the word “transformation” to describe the disposal of all of these non-core assets, the quantitative and qualitative analysis summarized herein indicate that the disposal of the multi-wall bag business did not have a major impact on the Company’s ongoing business and financial results.

Based on the quantitative and qualitative analysis summarized above, the Company concluded that the disposal of the multi-wall bag business did not and would not have a major impact on the Company’s ongoing operations or financial results. Accordingly, the Company concluded such disposition should not be reported as discontinued operations.

Note 16. Business Segment and Geographic Area Information, page 79

2.
We note that you have reevaluated your reportable segments and effective July 1, 2014, report results in one reportable segment: paperboard packaging. Provide us with a list of the operating segments underlying your reportable segments before and after this change. Additionally, submit the analysis that you performed in concluding that aggregation of each of the operating segments underlying the revised, single reportable is appropriate. The analysis should address each of the criteria identified in FASB ASC paragraph 280-10-50-11, including similarity of economic characteristics.

Identification of Operating Segments

In connection with the sale of our multi-wall bag business, the Company reevaluated its reportable segments effective July 1, 2014. The Company concluded it had the following operating and reportable segments pre- and post- July 1, 2014 under the guidance in ASC 280, Segment Reporting.

Prior to July 1, 2014:

Operating Segments	Reportable Segments
Beverage	Paperboard Packaging
Consumer Products
Mills
Europe
Pacific Rim
Multi-wall bag	Flexible Packaging

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The multi-wall bag segment included one facility that was not sold, which was reported in paperboard packaging for all periods when recast.

As of July 1, 2014:

Operating Segments	Reportable Segment
Beverage	Paperboard Packaging
Consumer Products
Mills
Europe
Pacific Rim

Each of these operating segments engages in business activities from which it earns revenues and incurs expenses and each operating segments’ operating results are regularly reviewed by the Company’s Chief Operating Decision Maker (“CODM”). As outlined in Exhibit A, each of the operating segments produces paperboard packaging solutions for its customers as follows:

•	Consumer Products – converts paperboard into finished cartons in the Americas and provides paperboard packaging solutions to food, and other consumer product companies.

•	Beverage – converts paperboard into finished cartons in the Americas and Australia and provides paperboard packaging solutions to beverage and other consumer product companies.

•	Europe – converts paperboard into finished cartons in Europe and provides paperboard packaging solutions to food, beverage and other consumer product companies.

•	Pacific Rim – provides paperboard to converters who convert the paperboard into finished cartons and provides paperboard packaging solutions to beverage, food and other consumer product companies.

•	Mills – produces paperboard for use in each of the other operating segments and sells paperboard to external folding carton converters.

The Company refers to the facilities within the Consumer Products, Beverage, Europe and Pacific Rim operating segments as converting plants and those within the Mills operating segment as mills.

David Scheible, the Company’s Chairman, President and Chief Executive Officer (CEO) and Mike Doss, the Company’s Chief Operating Officer (COO) together represent the Company’s CODM. They review and assess the performance of each of these operating segments and make the ultimate decisions as to the allocation of the Company’s resources. Each of the operating segments is led by a senior executive officer that reports to either the CEO or the COO. The CODM obtains

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and reviews monthly reporting from each of the operating segment executives that includes month and year-to-date results with comparisons to prior year and plan as well as the outlook for the remainder of the year.

Aggregation of Operating Segments

A key part of the Company’s strategy is to maximize the internal consumption of the mill’s paperboard. During 2014 approximately 85% of the paperboard produced by the mills was internally consumed by the converting plans. Further, with the recent European acquisitions and the recently completed 2015 acquisitions of converting assets, the Company expects to consume even more of the mill’s production internally.

The Company’s integrated system of mills and converting plants begins with the fiber balance, managed by the Supply Chain organization, which matches internal demand to mill production. This allows the Company to align customer requirements with planned mill production schedules. Shared research and development, procurement and other corporate functions also support this integrated system. The Company’s volume and carton pricing decisions are made based on the impact to the total Company, not the specific operating segment. For example, when negotiating carton pricing with customers, the CODM considers the economic impact to the consolidated entity rather than the impact to the specific operating segment (e.g. a lower margin to the converting operations could still produce an acceptable margin on a consolidated basis). This is further supported by the Company’s incentive compensation plans because operating segment executives are compensated based on consolidated Company operating results, not operating segment results. In addition, the Company would not separately divest the mills nor does the Company believe a market participant would purchase only the mills, as the current integrated footprint provides a competitive advantage that would not be realizable with two stand-alone businesses.

The key input costs for the mills are pine pulpwood, recycled fibers, energy, plastic resins and various chemicals used in the coating of paperboard. The key input costs for the converting plants are internal and externally purchased paperboard, freight, labor and benefits. The mills are exposed to volatility in operating results as market prices change for fiber and energy. The converting plants are insulated from fiber and energy costs for internally purchased board as internal transfer prices are generally set annually. The converting plants are exposed to changes in market prices for externally purchased board. Customer contracts generally contain price recovery mechanisms for board costs. These recovery mechanisms generally reset pricing six to nine months following inflation based on external market indices. Accordingly, when input costs for board increase, the mill margin will contract,

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however, converting contracts allow the Company to recover a portion of this lower margin through future price increases. Customer contracts also allow for pricing to reset during deflationary periods.

The Company has aggregated operating segments into a single reportable segment as permitted by the aggregation guidance of ASC 280 as the Company has determined that aggregation is consistent with the objective and basic principles of ASC 280, as the operating segments have similar economic characteristics (see additional comments below) and are similar in all of the following qualitative areas: (1) the nature of the products and services, (2) the nature of the production processes, (3) the type or class of customer for their products and services, (4) the methods used to distribute their products or provide their services and (5) the nature of the regulatory environment.

The attached Exhibit A documents the analysis of similar economic and other qualitative characteristics.

Similar Economic Characteristics

As illustrated in Exhibit A, the Company prepared a quantitative analysis comparing the economic characteristics of the five operating segments. The primary performance measure used to assess similarity of economic characteristics is operating income margin as adjusted for depreciation and amortization which is equivalent to operating EBITDA margin. These are the primary operating measures used by the CODM to assess performance and allocate resources. The mills sell the paperboard to the converting plants at a transfer price determined during the annual budget process. During the current year, the transfer price may or may not be indicative of the current market price. All the intercompany sales and profit are eliminated in consolidation.

Because the transfer price of paperboard sold by the Mill operating segment to the other operating segments may not reflect a current market price, to assess economic similarity as required by ASC 280, the operating EBITDA margin for each operating segment was adjusted to more closely reflect the economics of a third-party transaction. Accordingly, the operating segment EBITDA margins from the monthly reporting packages reviewed by the CODM are adjusted to reflect an external market price. Operating EBITDA was also adjusted to exclude non-recurring items as those items would not be reflective of ongoing operating performance and include items that would be reflective of ongoing operating performance. For example, in the Beverage operating segment a one-time rebate was excluded and in the Europe operating segment, the full year impact of the Benson acquisition was included. Management believes these adjustments are appropriate for the purpose of evaluating economic characteristics similarity.
The following table summarizes these results for the year ended December 31, 2014.

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Operating Segment	Adjusted EBITDA Margin	Average	- 10 % Average	+10% Average
Consumer Products	[*]	[*]	[*]	[*]
Beverage	[*]	[*]	[*]	[*]
Mills	[*]	[*]	[*]	[*]
Europe	[*]	[*]	[*]	[*]

The Pacific Rim operating segment was excluded from the above due to immateriality (approximately 1 percent of sales and EBITDA).

While ASC 280 does not prescribe a specific threshold for economic similarity, a difference of 10% may indicate that operating segments are not economically similar. Since 10% is not a bright line, the Company also considered additional factors, such as the impact of inflation and price recovery mechanisms, the nature of multi-year contracts, and input purchasing power, to further support the aggregation to one reportable segment.

As noted in the above table, the Adjusted EBITDA margin for both the [*] and [*] operating segments are outside the 10% variation. The [*] Adjusted EBITDA margin declined from [*] in 2013 primarily due to declines in market demand for certain products which resulted in lower volume and negotiated pricing decreases to maintain or obtain volume. The Company expects these margins to improve as the result of a recent acquisition in early 2015 and other initiatives. The [*] operating segment Adjusted EBITDA margin increased from [*] in 2013 to [*] in 2015 primarily due to acquisitions. Since 2012, the Company has made 3 acquisitions in [*]. As these acquisitions become further integrated and the [*] business matures, the Company expects the Adjusted EBITDA margins to continue to improve as a result of optimizing manufacturing and supply chain activities and providing access to shared research and development and new products.

The Mill operating segment has similar economic and qualitative characteristics and, the Company believes that the Mill operating segment should not be a separate reportable segment due to the integrated nature with the converting plants. The Company also considered what investors and users of the financial statements have requested and what has been consistently provided related to the assessment of the Company’s performance and do not believe separate operating segment financial information related to the mill operations are meaningful to users of the

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financial statements. The Company also recognizes this is consistent with the manner in which other integrated paperboard producers view their operations.

Conclusion

Based on this quantitative and qualitative analysis summarized herein, the integrated nature of the mill and converting plant system, the CODM’s review, communications to the investor community, and the absence of significantly different economic characteristics, the Company concluded that the most meaningful disclosure would be to aggregate the 5 operating segments into one reportable segment, paperboard packaging.

Closing Comments

The undersigned hereby acknowledges, on behalf of the Company, that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (770) 240-8544 or Debbie Frank at (770) 240-9097.

Very truly yours,

/s/ Stephen R. Scherger

Stephen R. Scherger
Senior Vice President and
Chief Financial Officer

cc:    David W. Scheible,
Chairman, President and Chief Executive Officer

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GRAPHIC PACKAGING HOLDING COMPANY
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Mr. Brad Skinner,
Securities and Exchange Commission

CONFIDENTIAL TREATMENT REQUESTED BY
GRAPHIC PACKAGING HOLDING COMPANY
PURSUANT TO 17 C.F.R. §200.83

EXHIBIT A

Graphic Packaging Segment Analysis as of December 31, 2014

[*]